SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 13, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on May 13, 2004

Amsterdam • 13 May 2004

ING Group Simplifies Organisational and Management Structure to Improve Transparency and Accountability

ING Group today announced a new management structure that will simplify the organisation to improve transparency and accountability throughout the company. The new structure will be organised along six business lines. The six business lines are: Insurance Americas, Insurance Europe, Insurance Asia-Pacific, Wholesale Banking, Retail Banking and ING Direct. The key executives will report directly to the responsible member of the Executive Board.

The regional Executive Committees for Europe, the Americas and Asia/Pacific and the local Management Committees will disappear, shortening reporting lines, improving flexibility for fast decision-making, and increasing accountability for performance. The new structure will take effect from June 1.

“The new organisation will bring the Executive Board closer to the business,” said Michel Tilmant, Chairman of the Executive Board of ING Group. “This will contribute to building a company focused on creating value through superior customer service, performance excellence and profitable growth. The new structure will also ensure sufficient attention for ING’s growth engines, such as ING Direct and the life insurance businesses in developing markets.”

Over the past decade ING Group built up distinctive strengths such as a well-established home market in the Benelux, special skills including ING Direct and developing markets life insurance, a major presence in life insurance in the US and our strong brand with global potential. Simplifying the organisation allows ING to capitalise on those strengths, extract the most value out of its business and optimise profitable growth in the coming years.

New structure/division of responsibilities within the Executive Board

  CEO and chairman. Michel Tilmant. Four Group staff departments will directly report to him: Group HR, Corporate Development, Corporate Affairs & Communications and Corporate Audit.

  CFO and vice-chairman. Cees Maas. The following Group staff departments will directly report to him: Market, Credit & Insurance risk management; Corporate Tax; Corporate Legal & Compliance and Corporate Control & Finance.

  Insurance Americas. Fred Hubbell will be responsible for Insurance Americas. The insurance activities in the U.S., Canada, Mexico and Latin America will report directly to him, as well as ING Investment Management Americas

  Insurance Europe. Fred Hubbell will be responsible for the insurance activities in the Netherlands, as well as ING Investment Management Europe. Alexander Rinnooy Kan will be responsible for the insurance activities in Central Europe.

  Insurance Asia-Pacific. Alexander Rinnooy Kan will be responsible for Insurance Asia-Pacific. All insurance activities in this region will report to him, as well as ING Investment Management Asia/Pacific.

  Wholesale Banking. Eric Boyer de la Giroday will be responsible for Wholesale Banking, which will be divided in three divisions: Relationship, Products & Services and Financial Markets. All three report directly to him.

  Retail Banking. Eli Leenaars will be responsible for Retail Banking worldwide. The retail activities in The Netherlands, Belgium, South-West Europe, Poland and India will report directly to him. Eli Leenaars will also have the overall responsibility for OPS/IT Banking and Private Banking worldwide.

  ING Direct. Hans Verkoren will be responsible for all ING Direct activities worldwide

In addition, ING Real Estate will report to Alexander Rinnooy Kan.

Press enquiries: ING Group, Amsterdam Peter Jong, +31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: May 13, 2004